JAMES D. EVANS		EMAIL JEVANS@FENWICK.COM
	April 5, 2017	DIRECT DIAL (206) 389-4559

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Counsel
Folake Ayoola, Senior Counsel
Robert F. Telewicz, Jr., Accounting Branch Chief
Peter McPhun, Staff Accountant
Re:	Redfin Corporation Draft Registration Statement on Form S-1 Submitted February 3, 2017 CIK No. 0001382821

Ladies and Gentlemen:

We are submitting this letter on behalf of Redfin Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 6, 2017, regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001382821) confidentially submitted to the Commission on February 3, 2017 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 2 to update other disclosures, including the addition of financial statements for the year ended December 31, 2016.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company acknowledges the Staff’s comment and confirms that, once available and prior to printing and distributing its preliminary prospectus to investors, it will supplementally provide the Staff with any mock-ups of any pages that include any graphics, maps, photographs, and the related captions or other artwork including logos.

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April 5, 2017

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing-the-waters” activity or otherwise presented any written communications potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that the Company or anyone authorized on the Company’s behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications and advise the Staff whether such potential investors retained copies of such communications.

3.	Please provide us with support for the following statements used in the registration statement:

•	“We drew more than 15 million monthly average visitors to our website and mobile application in 2016, 39% more than in 2015, making us the fastest-growing top-10 real estate website;”

•	“We earned a Net Promoter Score, a measure of customer satisfaction, that is 61% higher than competing brokerages’, and a customer repeat rate that is 37% higher than competing brokerages;”

•	“We sold Redfin-listed homes for approximately $3,000 more on average compared to the list price than competing brokerages’ listing in 2016;”

•	“We employed lead agents who, in 2016, were on average three times more productive, and earned on average twice as much money as agents at competing brokerages, our lead agents were also 44% more likely to stay with us from 2015 to 2016 than agents at competing brokerages;”

•	“Our lead in website traffic among major brokerages has a profound effect not just on our economics but on our culture…;”

•	“Our Net Promoter Score is 53, compared to the industry average of 33, as measured by a third-party research firm in 2016;”

•	“Redfin listings were on the market for an average of 29 days in 2016 compared to the industry average of 35 days according to a study by a third-party research firm. And over 74% of Redfin listings sold within 90 days versus the industry average of approximately 69% according to the same study;” and

•	“The rate at which our customers return to us for another transaction is 37% higher than the industry average.”

•	“In 2016, we had the most monthly average visitors of any residential brokerage website, with more than twice as many as the second-most popular residential brokerage website.”

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Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

The Company acknowledges the Staff’s comment and is providing to the Staff, under separate cover, a supplemental binder containing the support for the statements above, appropriately marked to highlight such statements. The Company respectfully advises the Staff that none of the supporting materials were prepared specifically for the Company in connection with this offering. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly or destroyed following completion of the Staff’s review. Pursuant to Rule 418 of the Securities Act, these supplemental materials shall not be deemed filed with, or a part of, or included in, Draft No. 2. Additionally, in response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 6, 75, 80, and 82 of Draft No. 2.

Our Company, page 1

4.	Please revise your disclosure of monthly average visitors to cross-reference your discussion of the limitations associated with this metric.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Draft No. 2.

Customer Get Better Service, page 6

5.	Please revise your disclosure to briefly explain what a Net Promoter Score is, who calculates it, and what period the score of 53 reflects. Additionally, we note your disclosure that the industry average is 33. Please expand your disclosure to describe what constitutes “the industry,” including whether it includes other companies that do not combine real estate/technology tools and brokerage services as you do.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 44 of Draft No. 2.

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Customer Save Money, page 6

6.	We note your disclosure here and on page 82 that you “contributed an average of approximately $3,500 per transaction through a commission refund or a closing-cost reduction in 2016.” Please clarify whether this refund is separate from, and in addition to, the $500 check refund you issue to certain partner program customers and customers in connection with the purchase or sale of any home costing more than $200,000. Additionally, where applicable, please quantify on an aggregate basis the total amount of $3,500 refunds.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the approximate $3,500 average commission refund or closing-cost reduction (the “Refund”) is separate from, and not in addition to, the $500 customer incentive consideration (the “Partner Gift”) paid to partner program customers who close a real estate transaction valued at more than $200,000 using a partner agent. The Refund is returned as a commission refund or closing-cost reduction only to homebuyer customers whom the Company, as a brokerage, represents directly in a real estate transaction that generates commission-based revenue. The Partner Gift is paid only to partner program customers who are represented by a partner agent introduced to such customer by the Company, and close a real estate transaction valued at more than $200,000. Only one Refund or Partner Gift may be payable on a real estate transaction, because each homebuyer or home seller will only be represented by either a Redfin agent or a partner agent.

During the year ended December 31, 2016, the Company returned aggregate Refunds totaling approximately $62.4 million to customers in commission refunds or closing-cost reductions. In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 82 of Draft No. 2 to quantify the aggregate Refunds made during the year ended December 31, 2016.

Offer of a Complete Solution, page 7

7.	We note your disclosure that in 2016, Title Forward operated in six states. On page 54, you stated that you provided title and settlement services in eight states. Please reconcile your disclosure or tell us why the numbers of states are different.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Draft No. 2 to clarify that Title Forward currently operates in eight states, reflecting an expansion to two states since the end of 2016.

8.	We note your disclosure here and on page 26 that, in 2017, you plan to begin originating and underwriting loans to customers in a limited number of markets through your wholly owned subsidiary, Redfin Mortgage, LLC. Please revise your disclosure, where applicable, to more specifically describe the proposed business, including whether you intend to hold or sell the loans, types of financing and interest rate type, how you intend to monitor the credit quality of assets, and information about asset diversification, including geographic diversification of the collateral.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87 of Draft No. 2.

Selected Risks Associated with Our Business, page 8

9.	Please revise the second bullet to indicate that, as of September 30, 2016, you had an accumulated deficit of $487.1 million. In this regard, we note your disclosure on page 16.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Draft No. 2.

U.S. Securities and Exchange Commission

April 5, 2017

10.	We note your risk factor disclosure on page 38 that insiders will continue to exercise significant influence over you after this offering. Please revise this section to provide similar risk factor disclosure or tell us why this is not material.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Draft No. 2.

The Offering, page 10

11.	We note your disclosure on page 110 that “following the completion of this offering, the holders of an aggregate of 174,837,426 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock…” Please reconcile that disclosure with disclosure in this section where you state that the preferred stock will be converted into 166,266,114 shares of common stock or tell us why the numbers are different.

The Company respectfully advises the Staff that, pursuant to Section 1.1(h) of the Amended and Restated Investors’ Rights Agreement by and among the Company and certain security holders of the Company dated December 15, 2014, submitted as Exhibit 4.2 to the Draft Registration Statement, in addition to the 166,266,114 shares of the Company’s common stock issued or issuable upon conversion or exercise of preferred stock of the Company, any shares of the Company’s common stock, or any shares of the Company’s common stock issued or issuable upon conversion or exercise of preferred stock of the Company, acquired by holders of the Company’s preferred stock (other than those acquired pursuant to equity plan awards) are also entitled to registration rights. As a result, in addition to the 166,266,114 shares of the Company’s common stock issuable upon the conversion of preferred stock, 8,571,312 shares of the Company’s common stock held by certain stockholders are also entitled to registration rights. In response to the Staff’s comment, the Company has revised its disclosure on page 112 of Draft No. 2 to provide additional clarification.

Our business is concentrated in certain geographic markets, page 16

12.	We note your disclosure that, “for 2015 and the nine months ended September 30, 2016, approximately 75% and 72% of our real estate revenue, respectively, was derived from our top-10 markets.” Please revise your disclosure here and on page 56 to identify the top-10 markets.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 57 of Draft No. 2.

Industry and Market Data and Calculation of Key Business Metrics, page 43

13.	We note your disclosure here and throughout the prospectus, including on pages 3, 77, and 78, that you have included data, forecasts, and information obtained from surveys commissioned by you in 2016 and 2017. You also state that information in this prospectus is based on surveys you conducted. With respect to the third party research commissioned by you, please tell us what consideration you have given to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act. Please also confirm that any third-party study or report commissioned by, or conducted by, the company is identified as such in the draft registration statement.

The Company respectfully advises the Staff that, although the Company’s sources of data included certain research and surveys commission from third parties, such research and surveys were

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commissioned by the Company in the ordinary course of operating its business and not in connection with the proposed offering. The third parties that prepared such research or surveys have not prepared or certified any portion of the Draft Registration Statement. Accordingly, the Company submits that it is not required to file consents with respect to the research and surveys cited under Rule 436 of Regulation C or Section 7 of the Securities Act.

14.	We note that you include transactions conducted by your partner agents when calculating total real estate transactions conducted by the company. You similarly include partner agent transactions in calculating aggregate home value of real estate transactions and market share. Please tell us what consideration you gave to separately breaking out amounts attributable to Redfin agents from total amounts (which include transactions conducted by partner agents), given the different revenue models applicable to each, the fact that your partner agents are not employees of the company, and the risks related to using partner agents as described on page 25.

The Company respectfully advises the Staff that it does not believe that providing further granularity as to the aggregate home value or market share would provide additional material information to potential investors evaluating an investment in the offering. The Company’s partner program is primarily designed to support the Company’s core offering of efficient, customer-oriented brokerage services provided by Redfin lead agents, rather than the short-term impact on operating results of either revenue model. The Company allocates real estate transactions between Redfin lead agents and partner agents based on the service needs of any given market at any given time, in order to ensure that customers receive high levels of customer support even at times of high demand, without requiring the Company to overstaff its lead agents. The Company believes that the disclosure of real estate revenue per real estate transaction completed by partner agents, and the break out of total real estate transactions completed by partner agents, provide the most relevant information for investors considering the impact of the partner agent program on the Company’s operating results, including the risks described on page 25 of Draft No. 2.

Partner transactions are included in the Company’s disclosure regarding total real estate transactions, aggregate home value of real estate transactions, and market share in order to demonstrate the effectiveness of the Company’s website and mobile application for generating leads to complete real estate transactions, whether handled by the Company directly or by partner agents. A breakout of Redfin agents and partner agents would not be meaningful to potential investors with respect to aggregate home value of real estate transactions as the status of the agent serving the customer does not affect the real estate transaction value. Additionally, the Company believes that its U.S. market share by value metric on an aggregate basis demonstrates the growth of its business, and potential investors can evaluate the partner agent risks set forth on page 25 of Draft No. 2 by reviewing the Company’s changing allocation of real estate transactions as between Redfin agents and partner agents over time against its U.S. market share.

U.S. Securities and Exchange Commission

April 5, 2017

Use of Proceeds, page 45

15.	We note your disclosure on pages 7 and 26 that you plan to originate mortgage loans to customers in a limited number of markets through your wholly owned subsidiary, Redfin Mortgage, LLC. Please tell us whether you intend to use a portion of the net proceeds to fund the business of Redfin Mortgage LLC. If so, please revise this section to so clarify and provide the relevant information required by Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and, as noted on page 46 of Draft No. 2, the Company does not currently have specific plans for the use of proceeds for the offering other than for working capital and other general corporate purposes, including technology and development and marketing activities, general and administrative matters, capital expenditures, and potential investments in or acquisitions of third-party businesses, products, services, technologies, or other assets. The Company does not currently have any definitive or preliminary plans to use the proceeds from this offering to fund the business of Redfin Mortgage LLC. Such a decision will be depend on the growth of Redfin Mortgage LLC and market and competitive factors that evolve over time. As a result, the Company has disclosed, as required by Item 504 of Regulation S-K, the principal reasons for the offering, including to increase its capitalization and financial flexibility, create a public market for its common stock, and provide access to the public equity markets for itself and its stockholders.

Dilution, page 49

16.	Please revise the table on page 50 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all the outstanding stock options have been exercised.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 55

17.	With respect to your monthly average visitors, please tell us what consideration was given to separately disclosing the number of unique visitors who visit your website from those who use your mobile application. If you do not believe separate disclosure would be meaningful or material, please tell us why. Additionally, to the extent possible, please revise your disclosure to discuss, where applicable, what percentage of monthly unique visitors results in a revenue generating event.

The Company respectfully advises the Staff that the Company believes that disclosure of its total monthly average visitors across its website and mobile application provides a meaningful metric for investors to evaluate the level of our business activity as it indicates overall market conditions for home selling and homebuying, the success of the Company’s marketing programs, and seasonality. Furthermore, the Company does not believe that providing additional granularity regarding its monthly average visitors across its website and mobile application would be material to investors considering an investment in the offering because: (a) monthly average visitors in the aggregate sufficiently indicate business activity and market conditions that the Company evaluates in making business decisions; (b) the Company’s offerings across these platforms are substantially similar, where both offer features such as home searches, listings data, the opportunity to contact a Redfin agent, and home tour scheduling; and (c) the Company’s pricing model does not vary as to whether a visitor becomes a Redfin customer through its website or mobile application. Additionally, as described under “Industry and Market Data and Calculation of NPS and Key Business Metrics—Calculation of NPS and Key Business Metrics” of Draft No. 2 due to the technical limitations of our third-party analytics provider, one individual may, depending on his or her pattern of use, be counted as multiple visitors across both the website and mobile application during any given month and the Company does not de-duplicate these visitors. Consequently, further granularity may overemphasize fluctuations or trends as between the website and mobile application.

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The Company also respectfully advises the Staff that the Company does not believe that providing a percentage of monthly average visitors that result in a revenue generating event is useful to investors or material for purposes of making a decision regarding an investment in the offering. The process of purchasing or selling a home typically occurs over many months, during which a homebuyer or home seller may visit the Company’s website and mobile application multiple times during a single month and over the course of many months. Such user may be counted multiple times as described under “Industry and Market Data and Calculation of Key Business Metrics” and as a separate visitor for each month. Given the long process to purchase or sell a home, a visitor during one month may not convert to a revenue-generating customer until many months later, if at all, and therefore any given monthly average visitor is not necessarily indicative of a transaction consummated by such visitor during such month. Given these factors, the Company does not believe showing a percentage of monthly average visitors that result in a revenue generating event would be meaningful to investors and could create confusion. Furthermore, the Company has provided the total monthly average visitors and the total real estate transactions and real estate revenue per real estate transaction, which allows investors, if they believe important, to calculate an approximation of the monthly average visitors that result in a revenue generating transaction and the real estate revenue per monthly average visitor.

Market Cohorts, page 56

18.	Please provide us with more information regarding your 2009-2013 and 2014-2016 cohorts such as any common market type, region, etc. In addition, please tell us what consideration you gave to including disclosure of cost of revenue and total gross profit for each cohort.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Draft No. 2 to provide additional disclosure regarding the Company’s 2009-2013 and 2014-2016 cohorts.

The Company respectfully advises the Staff that it has included disclosure regarding the real estate gross margin by cohort because it believes this information is most useful for investors evaluating the Company’s operating results across the Company’s cohorts and it is this metric that is used by management to evaluate and compare our cohorts. Furthermore, because the Company has provided the aggregate real estate revenue by cohort and the real estate gross margin by cohort, investors may, if they believe it important, calculate the cost of revenue and total gross profit for each cohort.

Ability to Gain Market Share, page 58

19.	Please revise your disclosure, where applicable, to provide an estimate of the number of competitors in your industry, and your competitive position, if known, in your top 10-markets. To the extent any of your competitors are dominant in your top 10-markets, please revise to so identify or tell us why this information is not material. Refer to Item 101(c)(1)(x) of Regulation S-K.

As the Company described in the Draft Registration Statement, there are an estimated 2,000,000 active licensed agents and over 86,000 residential real estate brokerages in the United States. There are no nationwide brokerages that operate like the Company with a unified model of employed agents utilizing the same tools. Each of the Company’s top-10 markets is highly fragmented with market share distributed across a large number of brokerages. In addition, the largest competitors in each market also vary widely

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across markets, such that no single competitor is dominant in the industry across multiple markets. As such, the Company believes that the existing disclosure under “Business—Competition” satisfies the requirements of Item 101(c)(1)(x) of Regulation S-K.

Comparison of the Nine Months Ended September 30, 2015 and 2016, page 62

20.	We note your disclosure here that you issue a $500 check to certain partner program customers, and your disclosure on page 5 that you issue the customer a $500 check in connection with the purchase or sale of any home costing more than $200,000. Please revise your disclosure, where applicable, to quantify the total amount refunded to partners program customers and the total amount refunded to customers buying or selling homes costing more than $200,000. Please discuss how such refunds impact your revenue or tell us why the information is not material.

The Company respectfully advises the Staff that the Partner Gift is only paid to customers who are referred by the Company to a partner agent who represents such customer in connection with a real estate transaction valued at $200,000 or more. The Company does not pay a Partner Gift to customers that the Company represents directly. Such customers may receive a Refund, depending on the value of the real estate transaction.

In the year ended December 31, 2016, the Company paid a total of $1.9 million in Partner Gifts. As discussed below in response to the Staff’s comment 26, the Company recognizes partner revenue net of Partner Gifts. Due to the total amount of Partner Gifts and the Company’s net revenue treatment, the Company respectfully submits that it believes no further disclosure on the total amount of Partner Gifts or impact on the Company’s revenue is material to potential investors considering whether to participate in the offering.

Intellectual Property, page 88

21.	We note that the registrant owns eight U.S. patents as of December 31, 2016. Please revise to state the duration of each material patent owned by the company and the importance of such patents to your business. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Draft No. 2.

Legal Proceedings

Misclassification, page 89

22.	Please quantify the relief sought, to the extent practicable.

The Company respectfully advises the Staff that in March 2017, the Company entered into an agreement in principle to settle these lawsuits with an aggregate payment of $1.8 million. The proposed settlement class includes all current and former third-party licensed sales associates engaged by the Company in California from January 16, 2009 through April 29, 2017. The parties are currently negotiating a definitive settlement agreement that, if finalized, will be subject to court approval. The Company has recorded an accrual for $1.8 million as of December 31, 2016. The Company has revised its disclosure on pages 90, F-25, and F-26 of Draft No. 2 to reflect this agreement in principle to resolve these lawsuits.

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Non-Equity Incentive Plan Compensation, page 97

23.	We note your disclosure that each of your named executive officers “was eligible to receive cash incentive-based compensation for 2016 based on specified company-performance goals, including revenue, customer satisfaction as measured by Net Promoter Score, and gross margin in certain of our large markets…” Please revise to disclose the material terms of any such award, including a general description of the formula or criteria applied in determining the amount payable and vesting schedule. See Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Draft No. 2.

Principal Stockholders, page 107

24.	Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by Draper Associates, Tiger Global Private Investment Partners, VCVC III, and Amidspeed & Co. in footnotes 13-16 to the table. See Instruction 2 to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 110 of Draft No. 2.

Underwriting, page 123

25.	We refer to the penultimate paragraph on page 124. Please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

The Company respectfully advises the Staff that there are no material relationships between the Company and any underwriter requiring additional disclosure pursuant to Item 508(a) of Regulation S-K at this time. To the extent that the Company enters into any material relationships with any underwriters in the future, we will supplementally revise this disclosure in accordance with Item 508(a) of Regulation S-K.

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April 5, 2017

Index to consolidated financial statements, page F-1

Notes to consolidated financial statements, page F-7

Note 1: Description of business and summary of significant accounting policies, page F-7

Revenue Recognition, page F-12

26.	Please clarify for us whether you recognize partner revenue on a gross or net basis and provide us with the basis in GAAP for you accounting policy. Reference is made to ASC Topic 605-45.

Partner revenue consists of fees the Company earned by referring customers to partner agents. The Company’s referral fees are a fixed percentage of the commission earned by the partner agent. These referral fees are earned when the partner agents close a real estate transaction of a referred customer.

Applying the guidance in ASC 605-45, the Company considered whether it should recognize as revenue the gross commission earned by partner agents or the referral fees paid by partner agents to the Company. The Company considered the guidance in ASC 605-45-45-1 through 18 and concluded that it should recognize as revenue referral fees earned by the Company, not gross commissions earned by partner agents. The partner agent, not the Company, provides and is responsible for delivering the real estate brokerage service to the customer, a strong indicator that the partner agent, not the Company, is the primary obligor. Furthermore, the amount earned by the Company is fixed as a stated percentage of the commission paid to the partner agent. Transaction elements such as general inventory and credit or collection risk are not present in the transaction.

In response to the Staff’s comment, the Company has revised the description of its revenue recognition policy on page F-12 of Draft No. 2.

27.	We note that certain commission based revenues are recognized net of commission refunds or closing-cost reductions. Please clarify for us your basis in GAAP for recording revenue on a net basis and cite any relevant accounting literature in your response.

The Company respectfully advises the Staff that commission-based revenues are recognized net of commission refunds and closing-cost reductions in accordance with the guidance in ASC 605-50-45-2, which states “cash consideration (including sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s service, and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The Company provides refunds or closing-cost reductions as cash consideration to customers. The amount of the refund is established with the customer when entering into an agreement with the Company for brokerage services. This cash consideration is given to customers either in the form of a check or a cash closing-cost reduction out of the Company’s proceeds from the real estate transaction. Accordingly, these amounts constitute cash consideration given by a vendor to a customer under ASC 605-50-45-2 and are properly characterized as a reduction of revenue.

The Company does not receive an identifiable benefit from providing this cash consideration, so the presumption set forth in ASC 605-50-45-2 is not overcome and commission-based revenue is properly recognized net of cash consideration given to customers.

Fair value of financial instruments, page F-8

28.	We note you have classified your redeemable convertible preferred stock within Level III of the fair value hierarchy. Please tell us how you have applied the disclosure requirements of ASC Topic: 820-10-50-2. Specifically, explain to us how you have considered the requirement to disclose the significant unobservable inputs used in the fair value measurement.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 of Draft No. 2 to include a table of key unobservable inputs for the Company’s redeemable convertible preferred stock.

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April 5, 2017

Note 7: Net Income (Loss) per Share Attributable to Common Stock, page F-24

29.	Please explain to us the nature of your third quarter 2016 adjustment for undistributed earnings attributable to participating securities. In your response, clarify for us whether this represents a distribution to existing shareholders paid out of offering proceeds. In addition, your response should address if you have adjusted your pro forma EPS denominator to reflect the number of shares whose proceeds would be necessary to pay the dividend, if applicable.

For the nine months ended September 30, 2016, the fair value of the redeemable convertible preferred stock declined, resulting in accretion income. The if-converted method of calculating earnings per share resulted in undistributed earnings attributable to participating securities, and conversion of redeemable convertible preferred stock occurring at the beginning of the period. The Company respectfully notes that the undistributed earnings attributable to participating securities does not represent a distribution to existing stockholders’ paid out of offering proceeds. As this does not represent a distribution to existing stockholders’ paid out of offering proceeds, the second part of the Staff’s comment is not applicable.

The Company respectfully notes that the fair value of the redeemable convertible preferred stock increased for the twelve months ended December 31, 2016, thus eliminating any accretion income and undistributed earnings for participating securities. For the years ended December 31, 2014, 2015, and 2016, the redeemable convertible preferred stock was anti-dilutive. As a result, there was no change in the earnings per share numerator or denominator related to undistributed earnings for participating securities.

***

U.S. Securities and Exchange Commission

April 5, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely yours,

/s/ James D. Evans
James D. Evans

cc:	Glenn Kelman, Chief Executive Officer

Chris Nielsen, Chief Financial Officer

Anthony Kappus, General Counsel

Redfin Corporation

Alan Smith

Jeffrey Vetter

Katherine Duncan

Fenwick & West LLP

Eric Jensen

Alan Hambelton

Cooley LLP

Donald Heisler

Deloitte & Touche LLP